ViewRay Incorporated

2 Thermo Fisher Way

Oakwood Village, Ohio 44146

April 16, 2015

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ViewRay Incorporated – Application for Withdrawal of (i) Registration Statement on Form S-1 (File No. 333-202107) and (ii) Registration Statement on Form 8-A (File No. 001-36893)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), ViewRay Incorporated (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-202107), together with all exhibits thereto, initially filed with the Commission on February 13, 2015, as amended (the “Registration Statement”).

The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time and may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act. The Registration Statement has never been declared effective by the Commission, and the Company has not sold any securities under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. In addition, the Company requests that the Commission consent to the withdrawal of the Company’s registration statement on Form 8-A (File No. 001-36893), filed with the Commission on March 23, 2015, with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at ViewRay Incorporated, 2 Thermo Fisher Way, Oakwood Village, Ohio 44146 with a copy to the Company’s counsel, Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025, facsimile number (650) 463-2600.

If you have any questions with respect to this matter, please contact Mark Roeder of Latham & Watkins LLP at (650) 463-3043.

Sincerely, ViewRay Incorporated /s/ D. David Chandler D. David Chandler Chief Financial Officer

cc:	Chris A. Raanes, ViewRay Incorporated

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

Mark B. Weeks, Cooley LLP

John T. McKenna, Cooley LLP

David G. Peinsipp, Cooley LLP